Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Voting Rights Announcement

Voting rights according to article 40 para. 1 WpHG

Leverkusen (pta024/19.02.2018/16:55) - Release of Voting Rights Announcement

Notification of Major Holdings

1. Details of issuer:
Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany

2. Reason for notification:
Acquisition / disposal of shares with voting rights

3. Details of person subject to the notification obligation
Name: Lang & Schwarz Aktiengesellschaft
City and country of registered office: Duesseldorf, Germany, Germany

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3

5. Date on which threshold was crossed or reached
15.02.2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	0.02	0.00	0.02	38,416,828
Previous notification	15,66	0,00	15,66

7. Notified details of the resulting situation

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute direct (Sec. 33 WpHG)	absolute indirect (Sec. 34 WpHG)	in % direct (Sec. 33 WpHG)	in % indirect (Sec. 34 WpHG)
DE0006046113	8,138	0	0.02	0.00
Total:		8,138		0.02

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
Total:

b.2 Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
Total:

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.).

Name	% of voting rights if 3% or higher	% of voting rights through instruments if 5% or higher	Total of both if 5% or higher

9. In case of proxy voting according to § 34 para. 3 WpHG

Date of general meeting: N/A

10. Other useful information

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor & public relations
phone: +49 (0) 214 87 63 20
e-mail: press@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq, USA